UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
25 February 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NewLink Genetics Corporation

File No. 333-171300 -- CF# 30518

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NewLink Genetics Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 21, 2010, as amended.

Based on representations by NewLink Genetics Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Filed On	Confidential Treatment Granted
10.20	December 21, 2010	through December 21, 2016
10.21	December 21, 2010	through December 21, 2016
10.30	November 8, 2011	through December 21, 2016
10.33	November 8, 2011	through December 21, 2016
10.34	November 8, 2011	through December 21, 2016
10.36	November 8, 2011	through December 21, 2016
10.37	November 8, 2011	through December 21, 2016
10.46	November 8, 2011	through December 21, 2016
10.47	November 8, 2011	through December 21, 2016
10.48	November 8, 2011	through December 21, 2016
10.49	November 8, 2011	through December 21, 2016
10.66	November 8, 2011	through December 21, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary